SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                   ----------

                       PEHUENCHE ELECTRICITY COMPANY INC.
                 (Translation of registrant's name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                            (Telephone: 562-6309000)
    (Address and telephone number of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA ELECTRICA PEHUENCHE S.A.

                                          By: /S/ LUCIO CASTRO MARQUEZ

                                                  Lucio Castro Marquez
                                                  Chief Executive Officer

                                              Date: November 27, 2002

EMPRESA ELECTRICA PEHUENCHE S.A.

Financial Statements

September 30, 2002 and 2001

Contents:

Balance Sheet
Income Statement
Statement of Cash Flow
Management Analysis of the Financial Statements as of September 30, 2002

Ch$ : Chilean pesos
ThUS$: Thousand of United States dollars

Exchange rate: US$ 1 = Ch$ 748.73

                        EMPRESA ELECTRICA PEHUENCHE S.A.
                                 BALANCE SHEETS

                                                        Sept 30, 2002     Sept 30, 2001
                                                            Th US$            Th US$
---------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------

Current assets
---------------------------------------------------------------------------------------
Cash and cash equivalents                                        3.4             18.9
Time deposits                                                    0.0              0.0
Trade account receivables                                    7,441.3          9,047.5
Other receivables                                               24.4              9.4
Account and notes receivables from related companies        74,369.2         38,359.4
Recoverable taxes                                                4.8              4.8
Prepaid expenses                                               269.3            212.5
Deferred Income Taxes                                            0.0              0.0
Other Current Assets                                         8,696.3              0.0
---------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                        90,808.7         47,652.6
---------------------------------------------------------------------------------------

Property, plant and equipment
---------------------------------------------------------------------------------------
Land                                                         1,094.8          1,094.9
Plant and facilities                                       601,100.8        601,147.4
Equipment and machinery                                      2,345.9          2,518.7
Other fixed assets                                             368.1             59.7
Less accumulated depreciation                             (170,749.2)      (155,093.7)
---------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                          434,160.4        449,727.0
---------------------------------------------------------------------------------------

Other Assets
---------------------------------------------------------------------------------------
Investment in related  companies                                10.5             12.7
Investments in other companies                                  73.3             50.3
Intangibles                                                    132.3            132.3
Amortization                                                   (15.7)           (12.4)
Other assets                                                 3,876.7          4,763.8
---------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                           4,077.1          4,946.6
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

TOTAL ASSETS                                               529,046.2        502,326.2
---------------------------------------------------------------------------------------

                        EMPRESA ELECTRICA PEHUENCHE S.A.
                                 BALANCE SHEETS

                                                                 Sept 30, 2002     Sept 30, 2001
                                                                     Th Ch$            Th Ch$
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------

Current Liabilities
------------------------------------------------------------------------------------------------
Notes payable to banks and financial institutions
short-term                                                               0.0               0.0

Notes payable to banks and financial institutions long-term         11,938.6          40,761.6
Bonds payable                                                      175,170.8           4,905.5
Current installments of long-term debt                                   0.0             428.5
Dividends payable                                                    4,532.5               3.6
Accounts payable                                                     1,675.3           1,663.0
Other creditors                                                      9,378.4               0.0
Accounts payable to related companies                                  102.2             218.6
Provisions                                                             342.1             353.7
Withholdings                                                         1,184.8           1,247.9
Income tax provision                                                     0.0               0.0
Other current liabilities                                                0.0               0.0
------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                          204,324.7          49,582.4
------------------------------------------------------------------------------------------------

Long-Term Liabilities
------------------------------------------------------------------------------------------------
Notes payable to banks and financial institutions                   89,706.4          93,807.2
Bonds payable                                                            0.0         161,276.8
Other creditors                                                          0.0           8,925.0
Accounts payable to related companies                                    0.0               0.0
Other long-term liabilities                                          1,509.2             463.7
------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                         91,215.6         264,472.7
------------------------------------------------------------------------------------------------

Shareholders' Equity
------------------------------------------------------------------------------------------------
Common stock                                                       202,806.5         165,976.7
Equity revaluation reserve                                           2,643.6           3,651.5
Additional paid-in capital                                          24,059.2          24,061.1
Retained earnings                                                      148.2             141.8
Net income for the current period                                   11,747.1          (5,559.9)
Provisional dividends                                               (7,898.9)              0.0
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                         233,505.8         188,271.1
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         529,046.2         502,326.2
------------------------------------------------------------------------------------------------

                        EMPRESA ELECTRICA PEHUENCHE S.A.
                                INCOME STATEMENTS

                                                  Sept 30, 2002    Sept 30, 2001
                                                      Th Ch$           Th Ch$
--------------------------------------------------------------------------------

Operating Income
--------------------------------------------------------------------------------
Operating revenues                                   66,589.1         69,203.8
Operating  expenses                                 (23,611.0)       (40,116.3)
OPERATING MARGIN                                     42,978.1         29,087.5
Selling and administrative  costs                      (230.6)          (214.8)
--------------------------------------------------------------------------------
OPERATING INCOME                                     42,747.5         28,872.7
--------------------------------------------------------------------------------

Non-Operating Results
--------------------------------------------------------------------------------
Interest income                                       3,128.9            394.5
Income on investments in related companies                2.3              1.9
Other non-operating income                            2,195.5            215.2
Interest expense                                    (16,716.9)       (17,094.9)
Other non-operating expenses                         (3,500.7)          (233.4)
Price level restatement                                (241.2)          (184.9)
Exchange differences                                (13,226.7)       (17,531.0)
--------------------------------------------------------------------------------
NON OPERATING RESULTS                               (28,358.9)       (34,432.6)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income before income taxes                           14,388.7         (5,559.9)
--------------------------------------------------------------------------------
Income taxes                                         (2,641.6)             0.0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NET INCOME (LOSS)                                    11,747.1         (5,559.9)
--------------------------------------------------------------------------------

                        EMPRESA ELECTRICA PEHUENCHE S.A.

                            STATEMENTS OF CASH FLOWS
        For the period from January 1 through September 30, 2002 and 2001

                                                            Sept 30, 2002     Sept 30, 2001
                                                                Th US$            Th US$
-------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES

Net Income (Loss) for the period                               11,747.1         (5,559.9)

(Gain) Loss on sale of fixed assets                                (3.7)            (0.3)

Charges (credits) to income not affecting cash flow            27,703.1         29,512.7

Depreciation                                                   11,850.3         12,062.6
Intangibles amortization                                            2.5              2.5
Income on investments in related companies                         (2.3)            (1.9)
Net price-level restatement                                       241.2            184.9
Exchange differences                                           13,226.7         17,531.0
Other credits not representing cash flow                         (706.4)          (266.4)
Other charges not representing cash flow                        3,091.1              0.0

Decrease (increase) in current assets                           5,918.0          1,072.5

Accounts receivables for sales                                  5,882.2            887.1
Other assets                                                       35.8            185.4

Increase (decrease) in current liabilities                     (4,971.2)         3,138.4

Accounts payable related to operating income                  (10,682.8)       (2,693.5)
Interests payable                                               5,605.7          5,244.1
Other accounts payable related to non operating results             0.0            190.0
Other taxes payable                                               105.8            397.7

-------------------------------------------------------------------------------------------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM OPERATING ACTIVITIES                                      40,393.2         28,163.3
-------------------------------------------------------------------------------------------

                                                                   Sept 30, 2002     Sept 30, 2001
                                                                       Th US$            Th US$
--------------------------------------------------------------------------------------------------
Cash flows from financing activities

   Proceeds from capital increase through the issue of shares          2,424.6               0.0
   Proceeds from loans                                                     0.0               0.0
   Proceeds from bond issuance                                             0.0               0.0
   Proceeds from loans with related companies                        104,373.5          83,196.3
   Other financing sources                                            10,026.5          29,132.3
   Payment of dividends                                               (9,888.0)              0.0
   Payment of loans                                                  (31,858.3)         (4,542.1)
   Payment of loans with related companies                          (107,230.3)       (134,778.8)
   Other financing disbursements                                      (8,247.2)         (1,141.5)

--------------------------------------------------------------------------------------------------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM FINANCING ACTIVITIES                                            (40,399.2)        (28,133.8)
--------------------------------------------------------------------------------------------------

Cash flows from investing activities

   Sales of fixed assets                                                  22.6               1.9
   Proceeds from sales of investments in related companies                 3.8               0.0
   Sale of other investments                                               0.0               0.0
   Other investment income                                                 0.0               0.0
   Purchases of fixed assets                                               0.0               0.0
   Investments in related companies                                      (26.9)              0.0
   Investment in financial instruments                                     0.0               0.0
   Other investment disbursements                                          0.0               0.0

--------------------------------------------------------------------------------------------------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM INVESTING ACTIVITIES                                                 (0.5)              1.9
--------------------------------------------------------------------------------------------------

NET TOTAL POSITIVE (NEGATIVE) CASH FLOW
FOR THE PERIOD                                                            (6.5)             31.4
--------------------------------------------------------------------------------------------------

INFLATION EFFECT ON CASH
AND CASH EQUIVALENTS                                                      (3.2)            (14.1)

NET VARIATION IN CASH
AND CASH EQUIVALENTS                                                      (9.7)             17.4

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                                                      13.1               1.6

--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                                                           3.4              18.9
--------------------------------------------------------------------------------------------------

EMPRESA ELECTRICA PEHUENCHE S.A.

                 MANAGEMENT ANALYSIS OF THE FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2002

      The Company's Financial Statements for the period January-September of 2002 show a net income of ThUS$ 11,747.1, explained by an operating income profit of ThUS$ 42,747.5 and a non-operating results loss of ThUS$ 28,358.9.

      For the period January-September of 2001 the company's financial statements showed a net loss of ThUS$ 5,559.9.

ANALYSIS OF THE INCOME STATEMENT
(Figures in thousands of US dollars as of September 30, 2002)

      Operating Revenues for the period January-September of 2002 reached ThUS$ 66,589.1, which is 3.8 % lower than that of the period January-September of 2001.

      Operating expenses for the period January-September of 2002 reached ThUS$ 23,611.0, which are 41.1 % lower than those of the period January-September of 2001.

      Administrative and selling expenses for the period January-September of 2002 reached ThUS$ 230.6, which are 7.3 % higher than those of the period January-September of 2001.

      Operating income for the period January-September of 2002 reached ThUS$ 42,747.5, which is 48.1 % higher than that of the period January-September of 2001, basically explained by lower energy purchases in the year 2002.

      Non-operating results for the period January-September of 2002 reached a loss of ThUS$ 28,358.9, compared to the loss of ThUS$ 34,432.6 in the period January-September of 2001. This is primarily explained by higher interest income that amounted ThUS$ 3,128.9 in the period January-September of 2002, compared to ThUS$ 394.5 in the period January-September of 2001, as well as a smaller exchange differences loss in the period January-September of 2002, compared to the figure for the same period of 2001.

-----------------------------------------------------------------------------------------
Liquidity, Borrowing and Activity                    Sept 30, 2002          Sept 30, 2001
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Current assets / Current liabilities                        0.44                  0.96
-----------------------------------------------------------------------------------------
Acid ratio test                                             0.40                  0.96
-----------------------------------------------------------------------------------------
Liabilities / Shareholders' equity                          1.27                  1.67
-----------------------------------------------------------------------------------------
Short-term debt / Total debt                                69.1%                 15.8%
-----------------------------------------------------------------------------------------
Long-term debt / Total debt                                 30.9%                 84.2%
-----------------------------------------------------------------------------------------
Interest expense coverage                                   2.65                  1.38
-----------------------------------------------------------------------------------------
Property, plant and equipment (ThUS$)                  434,160.4             449,727.0
-----------------------------------------------------------------------------------------
Total assets (ThUS$)                                   529,046.2             502,326.2
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Income Statement                                     Sept 30, 2002          Sept 30, 2001
(ThUS$)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Operating income                                        42,747.5              28,872.7
-----------------------------------------------------------------------------------------
Operating revenues                                      66,589.1              69,203.8
-----------------------------------------------------------------------------------------
Operating expenses                                     (23,611.0)            (40,116.3)
-----------------------------------------------------------------------------------------
Depreciation                                            11,850.3              12,062.6
-----------------------------------------------------------------------------------------
Interest expense                                       (16,716.9)            (17,094.9)
-----------------------------------------------------------------------------------------
Non-operating results                                  (28,358.9)            (34,432.6)
-----------------------------------------------------------------------------------------
Net income (loss) before extraordinary items            44,261.1              23,615.7
-----------------------------------------------------------------------------------------
Net income (loss) for the period                        11,747.1              (5,559.9)
-----------------------------------------------------------------------------------------

      The operating revenues comprise the energy generation that is its line of business. The company's business was developed in the Chilean market and more specifically in the Central Interconnected System (SIC).

      The operating expenses are basically comprised of tolls of energy transmission, depreciation of fixed assets, energy purchases and expenses characteristic of the operation of the hydroelectric power stations.

--------------------------------------------------------------------------------
Profitability                                      Sept 30, 2002   Sept 30, 2001
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Return on total assets                                  2.28           -1.13
--------------------------------------------------------------------------------
Return on shareholders' equity                          5.57           -2.91
--------------------------------------------------------------------------------
Return on operating assets                              9.67            6.23
--------------------------------------------------------------------------------
Earnings per share (Ch$)                               14.36           -8.09
--------------------------------------------------------------------------------
Return on dividends                                     3.93              --
--------------------------------------------------------------------------------

PRINCIPAL ASSETS

      The company's assets are shown in accordance with generally accepted accounting principles in Chile and the regulations and instructions of the Superintendence of Securities and Insurance in Chile. Significant differences compared with market values are not shown.

TARIFFS

      Finally, regarding the tariff setting of node prices for regulated customers on the Alto Jahuel node on the Chilean SIC that is in force from May 1, 2002, this represented a 3.4 % reduction in dollar terms. The Chilean electricity Law, that was amended in 1999, established the security of the system in any event and forced Pehuenche to redefine its commercial policy for avoiding risks not offset by the tariff settings.

CASH FLOW ANALYSIS

      During the period January-September of 2002, the company's cash flow from operating activities totaled ThUS$ 40,393.2, which basically results from the difference between sales and financial and operational expenses of the period, but also considering the effects of the decrease in current assets for ThUS$ 5,918.0 and the decrease in current liabilities for ThUS$ 4,971.2. The difference between the operational flow and the net income for the period is basically explained by the exchange differences loss of ThUS$ 13,226.7 and the depreciation for the period of ThUS$ 11,850.3.

      Cash flow from financing activities during the period totaled ThUS$ (40,399.2), which basically resulted from proceeds from loans with related companies of ThUS$ 104,373.5, proceeds from capital increase through the issue of shares of ThUS$ 2,424.6, payment of loans with related companies of ThUS$ 107,230.3, payment of loans of ThUS$ 31,858.3 and payment of dividends of ThUS$ 9,888.0.

MARKET RISK

o The company has a high percentage of its credits denominated in dollars, because in the Chilean electric legislation energy prices are strongly correlated with this currency. Nevertheless this natural covering of economic nature, in a scenario of high volatility of the dollar during the year 2002 the company continued with its policy of partially cover its liabilities denominated in dollars, in order to attenuate the fluctuations that generate in the results the variations of the exchange rate. As of September 30, 2002, the company has covered by future contracts Dollar-UF an amount of US$ 195 million, compared with US$ 223 million of the same period of 2001. The company's hedging policy is to hedge from 60% to 70% against accounting exposure.

o In terms of interest rate risk, the company has 100 % of its credits in fixed rates.

o The company's contribution margin is directly affected by the hydrological condition of the year. Basically, in extreme dry years the generating cost and the spot market price can be instantly increased by more than 6 times. The average energy generation of Pehuenche is 3,500 GWh, that diminishes to approximately 2,050 GWh in an extremely dry year.